Exhibit 99.108

2011

CONSENT OF EXPERT

In connection with the Registration Statement on Form 40-F (the “Form 40-F”) of Timmins Gold Corp., I, Michael G. Hester, Vice President of Independent Mining Consultants, Inc. (“IMC”), hereby consent to the use of IMC’s name in connection with the references to the mineral reserve and resource estimates for the San Francisco Project (the “Estimates”) and to the incorporation by reference of references to and summaries of the Estimates in the Form 40-F.

INDEPENDENT MINING CONSULTANTS, INC.

/s/ Michael G. Hester
Name: Michael G. Hester
Title: Vice President

Date: October 26, 2011